

September 27, 2018

Stephen M. Kovzan
Chief Financial Officer
NIC Inc.
25501 West Valley Parkway
Suite 300
Olathe, KS 66061

> **Re: NIC Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 22, 2018**
> **Form 10-Q for the quarterly period ended June 30, 2018**
> **Filed August 1, 2018**
> **File No. 000-26621**

Dear Mr. Kovzan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the period ended June 30, 2018

Notes to Unaudited Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 8

1. Please tell us whether you have any contract costs which you are accounting for under ASC 340-40, and revise your disclosures to include your related policy to the extent such costs are material. In this regard, we note you indicate on page 7 that you are typically responsible for funding the up-front investments and costs of the government portals. Please tell us what these up-front investment costs are, how they are accounted for, and

the amount incurred in each period presented.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Craig Wilson, Senior Assistant Chief Accountant, at 202-551-3226 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services